VF
6-18-03

*A44 6/17/2003



03051232

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	October 31, 2001
Estimated average burden hours per response......	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 17613

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exhange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING APRIL 1, 2002 (MM/DD/YY) AND ENDING MARCH 31, 2003 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: L.S.Y., Inc.
~~L.S.Y.,~~ DBA AMERICAN INVESTORS COMPANY

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

11875 DUBLIN BLVD., SUITE D169
(No. and Street)

DUBLIN (City) CALIFORNIA (State) 94568 (Zip Code)

SEC MAIL PROCESSING
RECEIVED
JUN 0 5 2003
WASH. D.C. 181 SECTION

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
CLARENCE YEE (925) 828-2882
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

HANSEN & COMPANY, C.P.A.'S
(Name – *if individual, state last, first, middle name*)

22320 FOOTHILL BLVD., #430 (Address) HAYWARD (City) CALIFORNIA (State) 94541 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
JUN 23 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (05-01) **Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

OATH OR AFFIRMATION

I, CLARENCE YEE, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of L.S.Y., INC., DBA AMERICAN INVESTORS, as of MARCH 31, 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

SUBSCRIBED AND SWORN
TO BEFORE ME THIS

27th DAY OF May, 2003

Laura Rose Wich
Notary Public

Clarence Yee
Signature

PRESIDENT
Title



LAURA ROSE WICH
Commission # 1268711
Notary Public - California
Alameda County
My Comm. Expires Jun 25, 2004

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of ~~Changes in Financial Condition~~ CASH FLOWS
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors. NONE - SEE NOTE 3 OF NOTES TO FINANCIAL STATEMENTS
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3. (*)
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3. INFORMATION NOT REQUIRED
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3. (*)
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation. NOT APPLICABLE
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report. NOT REQUIRED
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- X (o) Independent Auditor's Report on Internal ACcounting Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

(*) NOT REQUIRED - SEE NOTE 2 OF NOTES TO FINANCIAL STATEMENTS

L.S.Y., INC. DBA AMERICAN INVESTORS COMPANY

FINANCIAL STATEMENTS

YEAR ENDED MARCH 31, 2003

TABLE OF CONTENTS

HANSEN & COMPANY
CERTIFIED PUBLIC ACCOUNTANTS
22320 FOOTHILL BLVD., SUITE 430
HAYWARD, CALIFORNIA 94541-2744

INDEPENDENT AUDITOR'S REPORT

Board of Directors
L.S.Y., Inc. dba American Investors Company
Dublin, California

We have audited the accompanying statement of financial condition of **L.S.Y., INC. DBA AMERICAN INVESTORS COMPANY,** as of March 31, 2003 and the related statements of changes in stockholders' equity, income and retained earnings, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of **L.S.Y. INC., DBA AMERICAN INVESTORS COMPANY** as of March 31, 2003, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, III and IV is presented for the purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Hansen & Company

May 23, 2003

L.S.Y., INC. DBA AMERICAN INVESTORS COMPANY

STATEMENT OF FINANCIAL CONDITION

MARCH 31, 2003

ASSETS

Cash and cash equivalents	$ 495,114
Commissions receivable	522,108
Marketable securities	16,731
Prepaid expenses	30,964
Boston Stock Exchange membership, at cost	8,500
Furniture, equipment and leasehold improvements, at cost, less accumulated depreciation of $75,344	18,894
Other assets	39,036
Total assets	$ 1,131,347

See accompanying notes.

L.S.Y., INC. DBA AMERICAN INVESTORS COMPANY

STATEMENT OF FINANCIAL CONDITION

MARCH 31, 2003

LIABILITIES AND STOCKHOLDERS' EQUITY

Accounts payable		$ 44,374
Commissions payable		595,498
Accrued wages and benefits		137,172
Payroll taxes payable		10,660
Total liabilities		787,704
Stockholders' equity		
Capital stock - authorized 100,000 shares; $10 par value; issued and outstanding 7,000 shares	$ 70,000	
Paid in surplus	475	
Retained earnings	273,168	
Total stockholders' equity		343,643
Total liabilities and stockholders' equity		$ 1,131,347

See accompanying notes.

L.S.Y., INC. DBA AMERICAN INVESTORS COMPANY

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

FOR THE YEAR ENDED MARCH 31, 2003

	Balance March 31, 2002	Net Income (Loss)	Other Additions (Deductions)	Balance March 31, 2003
Capital stock	$ 70,000	$ ---	$ ---	$ 70,000
Paid in surplus	475	---	---	475
Retained earnings	256,520	16,648	---	273,168
Total	$ 326,995	$ 16,648	$ ---	$ 343,643

See accompanying notes.

L.S.Y., INC. DBA AMERICAN INVESTORS COMPANY

STATEMENT OF INCOME AND RETAINED EARNINGS

FOR THE YEAR ENDED MARCH 31, 2003

REVENUES		
Commissions		$ 5,851,271
Fees		1,762,403
Other		45,612
Total revenues		7,659,286
OPERATING EXPENSES		
Commissions	$ 6,702,035	
Advertising	6,065	
Automobile and travel	7,166	
Broker error	797	
Depreciation	5,272	
Dues and subscriptions	6,220	
Employee benefits	74,959	
Insurance	9,693	
Interest	1,026	
Miscellaneous	1,308	
Office salaries	431,297	
Officers' salaries	201,100	
Office supplies and postage	29,792	
Outside services	1,370	
Professional services	25,478	
Rent	64,231	
Repairs and maintenance	11,136	
Taxes, licenses and regulatory fees	53,663	
Telephone	7,295	
Total operating expenses		7,639,903
Income before income taxes		19,383
INCOME TAXES		2,735
NET INCOME		16,648
RETAINED EARNINGS		
Balance - beginning of year		256,520
Balance - end of year		$ 273,168

See accompanying notes.

L.S.Y., INC. DBA AMERICAN INVESTORS COMPANY

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED MARCH 31, 2003

CASH FLOWS FROM OPERATING ACTIVITIES	
Net Income	$ 16,648
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation	5,272
(Increase) decrease in:	
Commissions receivable	48,656
Marketable securities	(1,193)
Prepaid expenses	9,105
Other assets	(4,209)
Increase (decrease) in:	
Accounts payable	13,886
Commissions payable	(239,148)
Accrued wages and benefits	39,792
Payroll taxes payable	2,948
Net cash used by operating activities	(108,243)
CASH FLOWS FROM INVESTING ACTIVITIES	
Purchase of equipment	(3,771)
CASH FLOWS FROM FINANCING ACTIVITIES	---
NET DECREASE IN CASH AND CASH EQUIVALENTS	(112,014)
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	607,128
CASH AND CASH EQUIVALENTS AT END OF YEAR	$ 495,114

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION

Cash paid during the year for:

Interest	$ 1,026
Income taxes	$ 2,477

See accompanying notes.

L.S.Y., INC. DBA AMERICAN INVESTORS COMPANY

NOTES TO FINANCIAL STATEMENTS

FOR THE YEAR ENDED MARCH 31, 2003

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Nature of Business - The Company, a California corporation, is a securities broker-dealer which, through registered representatives and the Company principals, sells investments to the general public. Over 46% of the Company's commission revenues were earned through customer investments in various mutual funds.

Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates

Fair Value of Financial Instruments - Unless otherwise indicated, the fair values of all reported assets and liabilities which represent financial instruments (none of which are held for trading purposes) approximate the carrying values of such amounts.

Accounting Method - The Company utilizes the accrual method of accounting for financial statement reporting. Under this method, revenue is recognized when earned and expenses are recognized when incurred.

Cash Equivalents - For purposes of the statement of cash flows, the Company considers all short-term instruments purchased with a maturity of three months or less to be cash equivalents.

Allowance for Doubtful Accounts - The Company considers commissions receivable to be fully collectible; accordingly, no allowance for doubtful accounts is required. There were no commissions written off during the year.

Marketable Securities - Marketable securities are valued at market value. The resulting difference between cost and market is included in income.

Depreciation - Depreciation is computed on the straight-line method over periods of five to thirty-nine years, the useful lives of the furniture, equipment, and leasehold improvements.

Advertising - The Company expenses advertising costs as incurred.

Income Tax - The Company uses an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are computed annually for differences between the financial statement and tax basis of amounts in the future based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Deferred tax benefits are provided for net operating loss and credit carryforwards. Valuation allowances are established when necessary to reduce deferred tax assets to the amount refundable for the period plus or minus the change during the period in deferred tax assets and liabilities.

L.S.Y., INC. DBA AMERICAN INVESTORS COMPANY

NOTES TO FINANCIAL STATEMENTS

FOR THE YEAR ENDED MARCH 31, 2003

NOTE 2 - The Company is exempt from the computation for determination of reserve requirements for brokers-dealers under rule 15c3-3 by the application of the provision of rule 15c3-3(k)(2)(A) whereby a "special account for the exclusive benefit of customers" is maintained.

NOTE 3 - The Company has no liabilities subordinate to the claims of general creditors at March 31, 2003.

NOTE 4 - Cash and cash equivalents are represented by checking and money market accounts. As of March 31, 2003 the amount of cash balances reflected on various financial institutions' records exceeded the federally insured limits by $751,545.

NOTE 5 - The Company has contracted for errors and omissions insurance for the period March 4, 2003 through March 3, 2004 for itself and its registered representatives. The total premium for the policy period will be $196,691. As of March 31, 2003 the portion of the premium earned by the insurance provider is less than the $39,643 the Company has paid. The balance of the premium has not been included in accounts payable as the Company has the right to cancel the policy at any time and only be obligated to the insurance provider for the earned portion. The Company anticipates recovering substantially all of the premium from its registered representatives. Any excess received from the registered representatives is reflected in the financial statements as a reduction of legal and litigation expenses or as other income.

NOTE 6 - Marketable securities valued at market have a cost of $5,016 resulting in unrealized gains of $11,715, including $1,193 for the year ended March 31, 2003.

NOTE 7 - No changes occurred during the year in the ownership or composition of the capital stock of the corporation.

NOTE 8 - The Company has a salary reduction simplified employee pension plan (SARSEP). At the discretion of the Company up to fifteen percent of all employees' annual compensation may be contributed to the plan each year. A minimum of three percent is required. Employees may contribute a portion of the maximum allowable contribution through voluntary salary reductions. The plan year ends March 31. Pension plan expense for the year was $18,972.

NOTE 9 - The Company leases its premises under a lease which extends through January 31, 2004. Monthly lease payments of $4,885 are required. The Company is also required to pay a common area maintenance charge.

Total rent expense for the year was $64,231.

In addition the Company leases office equipment under three leases. The aggregate monthly payment under these leases is $404.

NOTE 9 - Future annual required payments under these leases for years ending March 31 are as follows:

YEAR	AMOUNT
2004	$ 50,957

NOTE 10 - In the normal course of operations, the Company is subject to claims and litigation. During the year ended March 31, 2003 the Company was involved in two legal action.

1. The Company was named as a defendant in the bankruptcy proceedings of Tiger Petroleum, Inc. (Debtor). The trustee in bankruptcy was seeking return of commissions paid to the Company from funds fraudulently collected by the debtor. The Company settled this matter during the current fiscal year for $13,691.

2. The Company was named as a defendant in the lawsuit Wilmot v. McNabb, American Investors Company, etal in in which the plaintiff alleges fraud and breach of contract. The plaintiff alleges that when American Investors Company terminated their representative McNabb they failed to inform them of all the reasons for this termination. The plaintiff alleges that had the Company done so they would not have incurred losses by their continued investing through McNabb. The plaintiff is seeking damages in excess of $500,000. The Company denies any wrong doing since they had no obligation to provide any information except that they were terminating McNabb and all the losses incurred by the plaintiff were after the termination of McNabb by the Company. The Company intends to defend the action vigorously and anticipates no liability to the plaintiff.

NOTE 11 - Income tax expense represents the Company's actual tax liability for the fiscal year ended March 31, 2003. Deferred income taxes in the approximate net amount of $2,496, resulting from timing differences related to depreciation, unrealized gain from marketable securities and litigation cost allowance have not been recognized as a liability.

Income taxes is comprised of the following:

Federal	$ 1,595
State	1,140
	$ 2,735

SUPPLEMENTARY INFORMATION

L.S.Y., INC. DBA AMERICAN INVESTORS COMPANY

SCHEDULE I

COMPUTATION OF NET CAPITAL

MARCH 31, 2003

TOTAL OWNERSHIP EQUITY		$ 343,643
DEDUCT OWNERSHIP EQUITY NOT ALLOWABLE FOR NET CAPITAL		
Petty cash	$ 100	
Error accounts	181	
Commissions receivable from limited partnerships, from management and advisory fees and from aged mutual funds and insurance net of offsetting commission liability	33,990	
Other receivables	14,051	
Prepaid expenses	30,964	
Net equipment	18,894	
Stock exchange membership	8,500	
Security deposit	4,885	111,565
TOTAL OWNERSHIP EQUITY QUALIFIED FOR NET CAPITAL		232,078
DEDUCTIONS		---
NET CAPITAL BEFORE HAIRCUTS ON SECURITIES POSITION		232,078
HAIRCUTS ON SECURITIES		
Non-marketable investments (100%)	20,100	
Marketable securities (15%)	2,510	
NFSC trading account (2%)	3,388	25,998
NET CAPITAL		$ 206,080

See accompanying notes.

L.S.Y., INC. DBA AMERICAN INVESTORS COMPANY

SCHEDULE II RECONCILIATION OF NET CAPITAL BETWEEN UNAUDITED AND AUDITED FINANCIAL STATEMENTS

MARCH 31, 2003

NET CAPITAL PER UNAUDITED FINANCIAL STATEMENTS		$ 387,954
ADJUSTMENTS		
Increase in aged commissions		(33,990)
Additional income accruals:		
Commissions receivable		329,532
Additional expense accruals:		
Commissions payable	$(293,322)	
Accounts payable	(37,677)	
Accrued wages and benefits	(137,172)	
Payroll taxes	(9,245)	(477,416)
NET CAPITAL PER AUDITED FINANCIAL STATEMENTS		$ 206,080

See accompanying notes.

L.S.Y., INC. DBA AMERICAN INVESTORS COMPANY

SCHEDULE III COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

MARCH 31, 2003

MINIMUM NET CAPITAL REQUIRED		$ 52,514
MINIMUM DOLLAR NET CAPITAL REQUIREMENT OF BROKER OR DEALER		$ 50,000
NET CAPITAL REQUIREMENT		$ 52,514
EXCESS NET CAPITAL		
Net capital	$ 206,080	
Less net capital requirement	52,514	
Excess net capital		$ 153,566
EXCESS NET CAPITAL AT 1,000%		
Net capital	$ 206,080	
Less: 10% of total aggregate indebtedness	78,770	
Excess net capital at 1,000%		$ 127,310

See accompanying notes.

L.S.Y., INC. DBA AMERICAN INVESTORS COMPANY

SCHEDULE IV — COMPUTATION OF AGGREGATE INDEBTEDNESS

MARCH 31, 2003

TOTAL A-1 LIABILITIES	$ 787,704
ADJUSTMENTS	---
TOTAL AGGREGATE INDEBTEDNESS	$ 787,704
PERCENTAGE OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	382%
PERCENTAGE OF DEBT TO DEBT-EQUITY TOTAL	69.6%

See accompanying notes.

HANSEN & COMPANY
CERTIFIED PUBLIC ACCOUNTANTS
22320 FOOTHILL BLVD., SUITE 430
HAYWARD, CALIFORNIA 94541-2744

Board of Directors
L.S.Y., Inc. dba American Investors
Dublin, California

In planning and performing our audit of the financial statements and supplemental schedules of L.S.Y., Inc. dba American Investors for the year ended March 31, 2003, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.
2. Recordation of differences required by rule 17a-13.
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknessess under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of a specific internal control structure element does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at March 31, 2003, to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the SEC, National Association of Securities Dealers, Inc. (NASD), and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used for any other purpose.

Hansen & Company

May 23, 2003